EXHIBIT 17.1
W. Michael Driscoll
July 14, 2008
Board of Directors
Emerson Radio Corp.
9 Entin Road
Parsippany, NJ 07054
Re: Resignation
To the Board of Directors:
     This letter provides notice to the Emerson Radio Corp. of my resignation from its Board of Directors, effective immediately. I regret that this has become necessary, and I provide here a summary of my rationale.
     Upon joining the Board, I was optimistic regarding prospects for Emerson under its new management. Relationships with The Grande Holdings Limited and its various affiliates promised favorable opportunities for Emerson, and I was pleased and honored to be a part of an Emerson revitalization that would capitalize upon those and other resources available to Emerson.
     Those positive impressions were disabused upon my discovery of egregious related party transactions that were planned and executed by Grande-affiliated directors and employees, to Emerson’s terrible detriment. Rather than gaining opportunities from Grande, Emerson was exploited as a financial resource by Grande in ways both large and small, direct and insidious. The issues are developed well in the April 4, 2008 Report to the Audit Committee of the Emerson Radio Corp. Board of Directors Regarding Certain Related Party Transactions by the law firm of Pinnisi & Anderson, LLP (“RPT Report”), which was copied to all members of this Board. Other questionable conduct of Grande-affiliated parties has occurred since the RPT Report was delivered.
     As Chairman of the Audit Committee of this Board, I acted to the best of my ability to mitigate harm to Emerson from such dealings, and to ensure that these matters were properly reported in public disclosures. I am pleased to report that the Audit Committee achieved many successes in these areas, inducing return of funds that were obtained improperly from Emerson, commissioning and monitoring the review that culminated in the RPT Report, and making certain that adequate and accurate disclosures were made regarding the issues despite considerable resistance. In addition, the Audit Committee instigated and obtained passage of many financial reforms within Emerson regarding control of related party transactions, enhancement of other financial controls, and transparency of financial conduct within the company. These included resolutions of this Board, the retention of an internal auditor, the drafting of accounting and financial policies and procedures, and other measures. As a result of these measures, I believe that the Audit Committee has reduced the risk of further abuse of Emerson through related party transactions, and enhanced the financial controls and procedures of the company. Those results could not have been obtained without the invaluable work of my Committee colleague Norbert R. Wirsching, and of Emerson financial officer John Florian, who was tireless and courageous in his actions to assist the Committee — I fear to his detriment within the company. Although the Board’s cooperation in these matters has been reluctant, it ultimately was obtained, and that is positive.
     However, considerable additional work remains to be done. Emerson’s losses from past related party transactions have not yet been fully compensated. More recent problematic transactions have occurred but have not yet been fully reviewed, much less redressed. Certain of the financial reforms described above have not yet been fully put into operation. Persuasive recommendations set forth in the RPT Report have not yet been adopted. All control enhancements, past and future, will need to be monitored diligently and enforced aggressively, as I lack confidence that the highest levels of Emerson management can be trusted to police themselves in these matters. On the contrary, I am concerned that their intention is to circumvent or subvert the important reforms of the recent past to the greatest extent they can. Oversight and action by Emerson’s independent directors, perhaps led by the Audit Committee as in the past, may be an essential safeguard against reversion.
     This important work must be continued without my assistance, to my great disappointment and frustration. My service on this Board has been very taxing, and for personal reasons I cannot continue to devote the time and energy necessary to execution of these tasks. I hope that my colleagues on the Committee and the other independent directors can cement and build upon the progress made to date, and that they and others can achieve excellent results for all of the stockholders of this venerable company.

Very truly yours,

By:	/s/ W. Michael Driscoll W. Michael Driscoll